Exhibit 99.1

TeliaSonera: Anders Igel Celebrated the 100 Millionth Customer

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 26, 2007--In March 2007, TeliaSonera (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) reached the milestone of 100 million customers. Anders Igel, President and CEO of TeliaSonera, celebrated our 100 millionth customer in Helsinki. TeliaSonera now has a total of 100,158,000 customers in 15 countries.

TeliaSonera's 100,000,000th customer is Mr Mikko Hietala, 40, from Helsinki. In March 2007, he decided to subscribe to a Sonera bundled package with a mobile phone especially suitable for music. "I am an average mobile user, using mostly voice and text messages. Now I wanted a phone and subscription suitable for music, because I like to download music onto my mobile and listen to it when I'm on the move," said Mikko Hietala.

Anders Igel met Mikko Hietala at the Sonera Piste shop in Kamppi, Helsinki, and presented him with a EUR 1,000 voucher for Sonera services. He was also awarded with tickets to the grand final of the Eurovision Song Contest 2007 in Helsinki, where TeliaSonera is one of the main sponsors.

"I am very proud to meet Mikko and also proud that we have exceeded the magic limit of 100,000,000 customers. The Finns are perhaps the most "mobile" people in the world so it is not surprising that our 100 millionth customer is a Finn! The fact that Mikko chose a subscription not only for making calls but for the content services or music as well, reflects our customers' new way of making selections. I wish all our customers and especially Mikko a very interesting future together with TeliaSonera," said Anders Igel.

The number of TeliaSonera subscriptions rose by 19 percent to 100,158,000 from March 2006 to March 2007. This includes customers within fixed voice, mobile communications, Internet and broadband as well as cable TV. In the majority-owned operations in the Nordic and the Baltic countries, Eurasia and Spain, the number of subscriptions increased to 31 million, and in associated companies in Russia, Turkey and Ukraine the number of subscriptions increased to 69 million.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera AB
Press Service, +46-(0)8-713 58 30